03011192

**AM 3/3/2003

UF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kercheville & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West
(No. and Street)

San Antonio (City) Texas (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori S. Barker (210) 694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

700 N. St. Mary's, Suite 1100 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Kercheville, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kercheville and Company and subsidiary for the year ended December 31, 2002, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

KIM WOLFF
Notary Public
State of Texas
My Comm. Exp. 03-10-2006

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statements of Financial Condition.
(x)	(c)	Consolidated Statements of Operations.
(x)	(d)	Consolidated Statements of Cash Flows.
(x)	(e)	Consolidated Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors. (Not applicable)
(x)		Notes to Consolidated Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report. (Not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Kercheville and Company and Subsidiary

(SEC ID NO. 8-32795)

Consolidated Financial Statements and Supplemental Schedule for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:	
Consolidated Statements of Financial Condition	2
Consolidated Statements of Operations	3
Consolidated Statements of Stockholders' Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6
ADDITIONAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2002:	
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	12
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company and Subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 18, 2003

Deloitte
Touche
Tohmatsu

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CASH AND CASH EQUIVALENTS	$ 190,794	$ 143,371
RECEIVABLES:		
From brokers, dealers and clearing agent	227,405	61,956
From affiliates, employees and other	19,618	56,131
SECURITIES OWNED - at market value	1,699,482	1,966,056
INVESTMENT IN BLANCO PARTNERS, L.P.	1,432,316	2,037,181
PREPAYMENTS	26,321	36,071
PROPERTY AND EQUIPMENT - at cost:		
Land	379,437	379,437
Buildings and improvements	547,365	547,365
Equipment and furniture	801,400	790,083
Accumulated depreciation	(1,159,056)	(1,097,991)
Property and equipment, net	569,146	618,894
DEPOSITS WITH CLEARING AGENT	143,344	622,400
TOTAL	$ 4,308,426	$ 5,542,060

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 84,573	$ 121,185
Employee benefit plan payables	8,696	7,527
Securities sold short - at market value	-	480,000
Total liabilities	93,269	608,712
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	7,663	10,172
STOCKHOLDERS' EQUITY:		
Common stock - authorized 600,000 shares of $.50 stated value; 358,688 and 362,188 shares issued in 2002 and 2001, respectively	179,344	181,094
Additional paid-in capital	22,595	126,201
Retained earnings	4,005,555	4,615,881
Total stockholders' equity	4,207,494	4,923,176
TOTAL	$ 4,308,426	$ 5,542,060

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES AND INCOME:		
Commissions	$ 1,873,658	$2,660,077
Interest and dividends	111,430	156,277
Realized and unrealized gains (losses) on securities	(812,757)	82,211
Management fees	147,497	179,594
Other income	239,358	468,953
Total revenues and income	1,559,186	3,547,112
EXPENSES:		
Employee compensation and benefits including commissions	1,413,769	2,240,726
Transaction charges	151,529	250,629
General, administrative and other	214,326	437,159
Communications	141,373	151,081
Depreciation	61,065	57,583
Property, payroll and other taxes	103,668	112,277
Occupancy	51,711	68,746
Total expenses	2,137,441	3,318,201
(LOSS) EARNINGS BEFORE MINORITY INTEREST	(578,255)	228,911
MINORITY INTEREST IN (LOSS) EARNINGS OF SUBSIDIARY	(2,509)	1,398
NET (LOSS) EARNINGS	$ (575,746)	$ 227,513

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE, January 1, 2001	$ 181,944	$ 27,038	$ 4,488,368	$ (24,123)	$ 4,673,227
Exercise of stock options	1,000	26,940	-	-	27,940
Purchase of treasury stock	-	-	-	(27,940)	(27,940)
Retirement of treasury stock	(1,850)	(50,213)	-	52,063	-
Stock-based compensation	-	122,436	-	-	122,436
Dividends declared	-	-	(100,000)	-	(100,000)
Net earnings	-	-	227,513	-	227,513
BALANCE, December 31, 2001	181,094	126,201	4,615,881	-	4,923,176
Exercise of stock options	6,500	76,610	-	-	83,110
Purchase of treasury stock	-	-	-	(213,425)	(213,425)
Retirement of treasury stock	(8,250)	(170,595)	(34,580)	213,425	-
Stock-based compensation	-	(9,621)	-	-	(9,621)
Net loss	-	-	(575,746)	-	(575,746)
BALANCE, December 31, 2002	$ 179,344	$ 22,595	$ 4,005,555	$ -	$ 4,207,494

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES:		
Net (loss) earnings	$ (575,746)	$ 227,513
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:		
Minority interest in (loss) earnings of subsidiary	(2,509)	1,398
Depreciation	61,065	57,583
Stock-based compensation	(9,621)	137,076
Change in operating assets and liabilities:		
Receivables from brokers, dealers and clearing agent	(165,449)	98,753
Receivables from affiliates, employees and other	36,513	(508)
Securities owned and securities sold short	(213,426)	(56,207)
Investment in Blanco Partners, L.P.	604,865	(100,875)
Prepayments	9,750	(15,763)
Deposit with clearing agent	479,056	36,062
Accounts payable and accrued liabilities	(36,612)	(585,633)
Employee benefit plan payable	1,169	(92,417)
Net cash provided by (used in) operating activities	189,055	(293,018)
INVESTING ACTIVITIES -		
Purchases of property and equipment	(11,317)	(34,504)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	83,110	13,300
Purchase of treasury stock	(213,425)	(27,940)
Dividends paid	-	(100,000)
Net cash used in financing activities	(130,315)	(114,640)
Increase (decrease) in cash and cash equivalents	47,423	(442,162)
CASH AND CASH EQUIVALENTS, beginning of year	143,371	585,533
CASH AND CASH EQUIVALENTS, end of year	$ 190,794	$ 143,371

SUPPLEMENTAL CASH FLOW INFORMATION:

	2002	2001
Cash paid for state income taxes	$ -	$ 42,145

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

Kercheville and Company (K&Co) was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co is the general partner with a 99% interest in Kercheville Partners L.P. (KP). KP's sole activity is serving as general partner of Blanco Partners, L.P. (see Note 4). The accompanying consolidated financial statements include the accounts of K&Co and KP (collectively, the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

K&Co operates under a clearing agreement with the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation (Pershing) where Pershing clears transactions for K&Co's customers, located primarily in South Texas, and carries the accounts of such customers on a fully disclosed basis as customers of Pershing. K&Co does not hold cash or securities in connection with such transactions. K&Co is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Securities Owned and Securities Sold Short - Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Derivative Instruments– The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation. The extent of the Company's derivative activity is described in Note 8.

Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis using estimated useful lives of three to seven years for furniture and equipment and 15 to 18 years for buildings and improvements.

Commissions - Commissions and related transaction charges are recorded on a trade date basis as securities transactions occur.

Trading Gains/Losses - Trading gains and losses on securities include both realized and unrealized gains and losses on trading securities. Realized gains and losses are computed based on specific identification of securities sold.

Income Taxes - K&Co elected to be treated as an S Corporation for federal income tax purposes under which K&Co's taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statement of operations.

Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), as included in Note 10.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the 2001 financial statements in order to conform to the 2002 presentation.

3. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned and securities sold short consist of trading securities at market values at December 31 as follows:

	2002		2001	
	Owned	**Sold Short**	**Owned**	**Sold Short**
Corporate stocks	$ 371,154	$ -	$ 511,902	$480,000
Mutual funds	645,445	-	244,251	-
Money market funds	623,928	-	1,027,392	-
Corporate bonds, debentures and notes	-	-	41,000	-
Municipal bonds	-	-	98,586	-
Foreign government obligations	58,955	-	42,925	-
Total	$ 1,699,482	$ -	$1,966,056	$480,000

4. INVESTMENT IN BLANCO PARTNERS, L.P.

The Company has an investment in Blanco Partners, L.P. (Blanco Partners) whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2002 and 2001, the carrying value of the Company's investment in Blanco Partners was $1,432,316 and $2,037,181, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. The Company recognized depreciation related to its investment in Blanco Partners of $767,946 and $78,720 during the years ended December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Company had $8,090 and $7,083, respectively, due from Blanco Partners. K&Co executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $150,209 and $278,250 in 2002 and 2001, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $147,497 and $179,594 during the years ended December 31, 2002 and 2001, respectively.

Condensed financial information of Blanco Partners as of and for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Assets and Liabilities:		
Investment in securities	$23,702,110	$21,485,923
Other assets	476,814	2,190,028
Total assets	24,178,924	23,675,951
Securities sold short	91,500	2,141,020
Margin loan payable	9,149,047	-
Other liabilities	18,089	324,658
Total liabilities	9,258,636	2,465,678
Partners' capital	$14,920,288	$21,210,273
Operations:		
Net investment income (loss)	$ (60,803)	$ 136,992
Net realized and unrealized loss on investments	(8,263,428)	(588,784)
Net decrease in partners' capital resulting from operations	$ (8,324,231)	$ (451,792)

At December 31, 2002 and 2001, Blanco Partners was invested primarily in domestic common stocks.

5. DEPOSITS WITH CLEARING AGENT

Under the clearing agreement with Pershing, K&Co is required to maintain a $100,000 balance at Pershing. At December 31, 2002 and 2001, these funds were invested in U.S. treasury notes and in certificates of deposit with a market value of $143,344 and $129,000, respectively.

K&Co is also required to maintain a margin deposit equal to the market value of securities sold short. At December 31, 2001, K&Co had a deposit at Pershing of $493,400 as margin for its securities sold short (see Note 8).

6. RELATED PARTY TRANSACTIONS

K&Co acts as an agent and sells various insurance products on behalf of an agency owned by K&Co's majority shareholder. For the year ended December 31, 2002 and 2001, K&Co recognized revenues related to these activities of approximately $6,550 and $48,800, respectively.

7. SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2002 and 2001.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short - K&Co may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co is obligated to purchase such security at a future date. At December 31, 2001, the Company recorded an obligation of $480,000 in the consolidated financial statements representing the market values of the securities sold short. The Company did not have any securities sold short at December 31, 2002.

Written Options - At December 31, 2002, K&Co had written options outstanding on two securities. The written options on both securities expired worthless in January 2003. At December 31, 2001, K&Co also had written options outstanding on two securities. The written options on these securities expired worthless as well. As such, K&Co did not have a liability recorded related to written options as of December 31, 2002 and 2001.

Credit Risk - K&Co's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co and the clearing agent stipulates that all losses resulting from K&Co's customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

9. PROFIT-SHARING PLAN

K&Co sponsors a contributory trusteed profit-sharing plan (the Plan) which provides for contributions into employee designated investments. The Plan covers substantially all full-time employees of K&Co over 21 years of age and employed for at least one year. K&Co at its option can make discretionary contributions to the Plan. K&Co recognized expense for its discretionary contributions to the Plan for 2002 and 2001 of approximately $8,601 and $4,300, respectively. Contributions to the Plan are funded by K&Co on an annual basis.

10. EMPLOYEE STOCK OPTION PLANS AND STOCK AWARD

K&Co has three employee incentive stock plans, the 1998 Nonqualified Stock Option Plan (1998 Plan), the 1999 Nonqualified Stock Option Plan (1999 Plan), and the 2000 Nonqualified Stock Option Plan (2000 Plan).

The 1998 Plan, the 1999 Plan and the 2000 Plan provide for the granting of stock options up to a maximum of 14,000 shares, 11,000 shares and 6,000 shares of K&Co's common stock, respectively. Stock options may be granted at prices not less than 100% of the fair value at the date of the stock option grant. Stock options granted under the 1998 Plan become exercisable after four years and expire five years from the date of the option grant. Under the 1998 Plan, no options may be granted after December 31, 2000, the termination date of the 1998 Plan. Stock options granted under the 1999 Plan become exercisable ratably over five years and expire on December 31, 2004. No options may be granted after December 31, 2001, the termination date of the 1999 Plan. Stock options granted under the 2000 Plan become exercisable ratably over four years and expire on December 31, 2005. No options may be granted after December 31, 2005, the termination date of the 2000 Plan. A summary of stock option activity in the Plans is set forth below.

	Stock Options Outstanding (2000 Plan)	Exercise Price	Stock Options Outstanding (1999 Plan)	Exercise Price	Stock Options Outstanding (1998 Plan)	Exercise Price
January 1, 2001	-		8,800	$ 8.03	10,000	$ 8.12
Granted	6,000	$ 12.93	-		-	
Exercised	-		(2,000)	$ 6.65	-	
Cancelled	(2,000)	$ 12.93	(800)	$ 6.65	-	
December 31, 2001	4,000	$ 11.27	6,000	$ 6.37	10,000	$ 5.91
Exercised	(1,000)	$ 11.27	(2,000)	$ 6.37	(10,000)	$ 5.91
December 31, 2002	3,000	$ 11.27	4,000	$ 6.37	-	

There were no stock options exercisable at December 31, 2002 or 2001.

In January 2001, the Company reduced the exercise price on all outstanding options and in accordance with FIN 44, *Accounting for Certain Transactions Involving Stock Compensation*, an interpretation of APB No. 25, the Company will account for these options as variable awards until they are exercised. The Company recognized a credit to income of $9,621 in 2002 and stock-based compensation expense of $122,436 in 2001 related to these variable awards.

During 2001, options for 2,000 shares of common stock were exercised at $6.65 per share and K&Co immediately repurchased all of these shares at $13.97 per share. K&Co recorded compensation expense of $14,640 related to these transactions based on the excess of the share repurchase price over the exercise price of the shares.

The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards in accordance with SFAS No. 123, the Company's pro forma net loss in 2002 and net earnings in 2001 would have been approximately $586,000 and $224,000, respectively. The fair value of the options granted in 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk free interest rate of 4.9%; expected lives of five years; and no dividend yields. The estimated fair value per share of options granted during 2001 was $2.40.

11. NET CAPITAL REQUIREMENTS

K&Co is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2002, K&Co had net capital, as defined, of $1,986,908 which was $1,736,908 in excess of its required net capital of $250,000. K&Co's percentage of aggregate indebtedness to net capital was 4.69% at December 31, 2002.

* * * * * * *

KERCHEVILLE AND COMPANY AND SUBSIDIARY

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from statement of financial condition)	$4,207,494
DEDUCTIONS:	
Nonallowable assets:	
Receivables from affiliates, employees and other	(19,618)
Prepayments	(26,321)
Property and equipment, net	(569,146)
Investment in Blanco Partners, L.P.	(1,432,316)
Net capital before haircuts on securities	2,160,093
Haircuts on securities	(173,185)
NET CAPITAL	$ 1,986,908

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities (from statement of financial condition)	$ 93,269
Less exclusions -	
Securities sold short	-
Total aggregate indebtedness	$ 93,269
Percentage of aggregate indebtedness to net capital	4.69 %

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,736,908

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2002)

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in K&Co's unaudited FOCUS report as of December 31, 2002, as amended on February 27, 2003.

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.deloitte.com

Deloitte & Touche

February 18, 2003

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary (the Company) for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP